OBUASI SURFACE

MARCH 2025

AngloGoldAshanti

NYSE | JSE | GSE

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES



Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024, which is available on its website.

Website: www.anglogoldashanti.com







PROCESSING | PROCESS FLOW

Reactor Cooling
Blower Cooling Tower
Blowers
CRUSHING PLANT
SAG01/BALL MILL CIRCUIT
FLOTATION PLANT
BIOX PLANT
CIL PLANT
DESORPTION & EW
ROM Ore
Crusher
Inplant Stockpile
Vib. Feeders
SAG01
Ball Mill
Cyclones
Flash Cells
Knelson Conc
ILR 2000
EW
Tails
Flot Cells
Train 1
Train 2
Train 3
Train 4
TK10
TK131
Product Tank
Pre-Ox Tanks
Leach Tanks
Elution Columns
Eluate Tanks
E/W Cells
Bullion
Cyclones
Apron Feeder
SAG02
Cyclones
Vertimill
Thickener 1
Thickener 2
TH03
TH04
TH05
TH06
Wash Water
SAG02 MILLING CIRCUIT
CONCENTRATE HANDLING
CCD
NEUTRALIZATION
TAILINGS HANDLING
LEGEND
NEW BUILD
REFURBISHMENT
COMMISSIONED
NOT COMMISSIONED
Gold Solution
Concentrate
Cyanide tails
High As Tails

PROCESSING | IMPROVEMENTS



PROJECT	IMPACT
Installation, density and air supply optimization of first flash cell	Improved flotation mass pull from 0.8% to 2.14%
Installation and optimization of Vertimill (Regrind mill)	Improved BIOX feed grind (5%) and sulphur oxidation (8%)
ILR electrowinning cells reconfiguration	ILR leaches increased by 98% (0.57 leaches/day to 1.13 leaches/day)
CCD Wash Water upgrade (pumps/drives/pipes)	Improved CCD wash water to solids ratio from 1.7 to 3.5
Replacement of raw water with permeate at BIOX cooling tower	Expecting 15% reduction in cooling water treatment reagents consumption
Elution without cyanide	Reduced cyanide consumption by 39% (0.60kg/t vs. a budget of 0.83kg/t)
Replacement of oxygen with hydrogen peroxide for improved leach kinetics at the ILR	Reduced duration per leach by 50% (24hrs to 12hrs)









PROCESSING | PERFORMANCE TRENDS (2020 – 2024)

Milled Throughput, tpd

2,000
1,000
4,200
4,000
4,200
UG Ore Mining Stoppage
Phase 1
Phase 2
CHARTrunner
PQ Systems

7.8
6.4
CHARTrunner
PQ Systems

Feed Grade, g/t

Flotation Mass Pull, %

Commissioned
Flash Cell 1 and VTM
Commissioned
Flash Cell 1 and VTM
9.2
15.5
Commissioned Flash and Vertimill Circuits
CHARTrunner
PQ Systems

87
92
Commissioned Flash and Vertimill Circuits
CHARTrunner
PQ Systems

Flotation Recovery, %

BIOX Oxidation, %

Commissioned
Flash Cell 1 and VTM
87
95
Commissioned Flash Cell 1 and Vertimill
CHARTrunner
PQ Systems

Milled Throughput

- Phase 1 - 2000 tpd
- Phase 2 - 4,000 tpd

Flotation Mass Pull & Recovery

- Improvement after installation of first flash cell

BIOX Oxidation

- Improved after commissioning of flash cell and VTM

CIL Recovery

Decreased with lower CIL feed grade and reduced residence time from annual tank inspection

Gravity Recovery 25%

Overall Plant Recovery +5% since Phase 1



CIL Recovery, %

95
93
UG Mining Stoppage
CHARTrunner
PQ Systems

83
88
CHARTrunner
PQ Systems

Overall Plant Recovery, %

PROCESSING | FUTURE PLANT WORK (LOM PROJECTS)


LOM PROJECTS
Recovery Improvement
Technology
Cost Optimization
ESG Performance
Sustainability (Projects)

Improve Overall Plant Recovery
- ILR Solid Tails Treatment
- Flash flotation concentrate accounting (mass measurement and auto-sampling)
- 2nd ILR installation (projected increase in gravity gold content of mill feed)
- KC throughput improvement (scalping screen capacity review)
- Installation of additional CIL tank
- GeoMet Modelling

Improve Sectional Efficiencies
- MillStar integration into milling circuit operation
- FlotStar integration into flotation circuit operation
- Online Sulphur/Gold analyzer optimization
- Real-time metallurgical monitoring data capture
- BIOX pilot plant commissioning

Implement Cost Saving Initiatives
- Seashell milling to support arsenic stabilization
- Flotation Reagents Automation
- CCD Liquor as BIOX feed dilution water to reduce Sulphuric Acid consumption
- Carbon Management

Implement ESG Improvement Initiatives
- Sustain the regulatory certificates achieved (ICMI, ISO45001, ISO14001)
- Arsenic Trioxide disposal project
- OTP Pond Desilting

Implement SIBC and Internal Improvement Projects
- BIOX Bacteria Characterization Study
- Alternative Ore Treatment Projects (Anyankyerem, KTS, etc.)
- TSF construction (New DSTF/BIOX TSF raise/STSF raise and closure)
- Water Projects to optimize operations and cost





Pompora TSF

ENVIRONMENT | OVERVIEW OF TSFs

Permits for Operations of Tailings and Water Infrastructure at Obuasi mine ▶ issued on May 6, 2021

The site has four tailings storage facilities

Active		Inactive	
TSF	BIOX TSF	Pompora	Kokoteasua

- Obuasi processing plant produces two separate tailings streams namely:
  - Flotation tailings
  - BIOX® tailings
- Independent reviews and Audits
  - Quarterly and yearly audits
  - Annual Independent Tailings Review Board (ITRB)
  - Working towards GISTM compliance


195000
200000
170000
165000
N
Pompora TSF
Kokoteasua TSF
Coffer Dams
New Dokyiwa
Binsere
Biox TSF
Ntonsua
North Water Treatment Plant
Tutuka
South TSF
West Seepage Sump
Kofikurom
Nhyiaso
Anyinam
Apitikokoo
Apitiso 1
KMS
ODD
Pond 1a & 1b
Pond 2
Pond 3
South Processing Plant
GCS
Sansu
Pipeline Corridor
Rivers & Streams
GCS
KMS
ODD Portal and Offices
South Processing Plant
North Water Treatment Plant
Water Management Structures
Planned TSF Compartments
South TSF
Biox TSF
Inactive TSF
Operational Footprint
0 0.5 1 2 Km
SRS: Leigon / Ghana Metre Grid
EPSG: 25000
Author: Carl Afenu
Date: 05-03-2025

ENVIRONMENT | TAILINGS MANAGEMENT





South TSF - Active



BIOX TSF - Active



Kokoteasua TSF - Inactive



Pompora TSF - Inactive

South Tailings Storage Facility (STSF)

- Ring dyke impoundment located c.4km to northwest processing plant
- Total land take - 215 hectares
- Ongoing deposition for closure
- Expected to be decommissioned 2030

BIOX TSF

- Developed as part of overall tailings redevelopment strategy
- 2 BIOX Cells (One Cell commissioned since 2021) – 7.4 Mm^3
- Total land take - 187 hectares
- GISTM compliant design based

Kokoteasua TSF

- Total footprint – 54.8Ha
- Commission/Decommission – 1987/1994
- Currently being remined for UG Pastefill

Pompora TSF

- Total footprint – 72Ha
- Commission/Decommission – 1992/2010
- Closure design to conform with GISTM requirements

ENVIRONMENT | WATER MANAGEMENT


Water management remains a key activity of the Obuasi mine.

- Key water sources include dewatering from the underground operations, TSFs, ponded water sources and catchment rainfall within mine footprint
- Veolia Ghana contracted to manage waste and potable water

Obuasi Mine Water Treatment Plants for Operational and Domestic use include the following;

- **Four Wastewater Treatment Plants**
  - South Process Plant (SPP) Wastewater Pre-Treatment Plant;
  - South Wastewater Treatment Plant – RO 500;
  - South Wastewater Treatment Plant – RO 250; and
  - North (Pompora) Wastewater Treatment Plant – RO 140
- **Two Potable Water Treatment Plants**
  - North Potable Water Treatment Plant; and
  - South (Anyinam) Potable Water Treatment Plant





Liability Estimates Movement (BP23)

Closure Plan Summary

- Operations Commenced - 2019
- Life of Mine: 2052 (28 years)
- Life of Asset: 2067 i.e. to relinquishment
- Closure Costs (Dec 2023): **$189.70m**
- Total Land Rehabilitated to date: **362.05 ha**
- Total Land Not Rehabilitated: **1,390.6 ha**

SOCIAL


OTUMFUO OSEI TUTU

SOCIAL | OBUASI SOCIO-POLITICAL LANDSCAPE

- 141 km² lease (previously 201 km²)
- Five municipalities/districts
- Ashanti King, 2 Paramountcy's, 4 Divisional Stools
- 62 host communities
- 200,000+ population
- AngloGold Ashanti Ghana the largest employer in the Ashanti region



Obuasi Mine Concession


Legend
Communities
Road
Consolidated Operation Footprint
Current Concession
0 1 2 4 Km

SOCIAL | RELINQUISHED ASSETS



North and South Mine Infrastructure



Legend

☐ North Mine footprint
☐ South Mine footprint
☐ South mine TSF Foorprint





- Obuasi mine initiated the footprint reduction strategy in 2016

- Some mine assets became redundant which necessitated relinquishment to the Government, including North Mine offices and seven residential estates

SOCIAL | CHALLENGES AND MITIGATION MEASURES



No.	Challenge	Mitigation Measures
1	Encroachment by illegal miners	✓ Concession monitoring ✓ ASM Livelihood Programme ✓ Sensitization on negative impact of illegal mining ✓ Local employment ✓ Stakeholder engagement, including government agencies
2	Community dependence on mine	✓ Capacity building of local Small & Medium Sized Enterprises (SMEs) ✓ Local content and employment strategies ✓ Interventions to diversify local economy- Kwame Nkrumah University of Science & Technology Obuasi Campus, Obuasi Business Park, etc.
3	Suitable land for community projects	✓ Multi-stakeholder approach to land acquisition - including traditional authority, community members, municipal assembly etc. ✓ Previous relinquishment of land



Intensive engagement was undertaken with local and national stakeholders in developing a multi-year socio-economic development plan to improve long-term resilience of host communities through investment in infrastructure, education, healthcare and enterprise development

Goal
Resilient and Socio-economically Self-sustaining Communities

Intermediate Outcomes
- Improved Social Development
- Diversified and Sustained Local Economy
- Improved Cross-section Partnerships

Immediate Outcomes

Improved accessibility to quality Health services

Improved water, sanitation, and hygiene

Improved community infrastructure

Improved industrialization

Improved skills and entrepreneurship

Improved agro-industry

Enhanced partnerships for socio-economic development

Cross-Cutting Themes
- Gender & Social Inclusion
- Ownership & sustainability
- Employment & Job creation
- Environment
- Technology a& Innovation

Alignment with SDGs

SOCIAL | SEDP- IMPROVED SOCIAL DEVELOPMENT





Medical Outreach Programmes



Improved School Facilities



Community Water Systems



Health Facilities



Roads



Book Donations





SOCIAL | SEDP- DIVERSIFIED AND SUSTAINED LOCAL ECONOMY

Artist's rendering of future project

Obuasi Business Park



Business Exposure Tour



Apprenticeship Training



Sustainable Palm Oil Farming



SME Training



Maize Cultivation









SOCIAL | SEDP PROVIDES IMPROVED CROSS SECTOR PARTNERSHIP

between
towards

Literacy
FOR LEARNERS IN KINDERGARTEN 1
Aa
Bb
Cc

ASASE YE DURU
PLOT - D
D.O.P - 10-09-23
QTY - 8,154
210
255

Absa Partnership for SME Development
c.$ 370,000 loan disbursed to 16 SME's

Partnership with Otumfuo Foundation for Basic Education
147,000 books donated

Partnership with NGO Solidaridad for implementation of Climate Resilient Palm Oil
90,000 palm seedlings distributed



SOCIAL | PRIORITISING IMPROVEMENT OF LOCAL CONTENT

Current employees as at Dec 2024

Total – 5,441 Employees

1%
22%
77%
Host Communities
Nationals
Expat

Local content spend 2018 – 2024 – Obuasi



Total spend - $2,274m



12%
43%
45%
Local
Local Multinational
Foreign

SOCIAL | ECONOMIC BENEFITS TO STAKEHOLDERS



- Salaries and wages: **$58.3m**

- Direct taxes (incl. royalties): **$31.8m**

- Indirect taxes: **$29.4m**

AngloGoldAshanti

SOCIAL | OBUASI COMMUNITY TRUST FUND



- Launched in 2012 to support long-term sustainable development of stakeholder communities
- Obuasi mine contributes $2/oz produced into the Fund
- Focus areas of Trust Fund include education, health, water and sanitation; affordable housing and livelihood empowerment

Community Trust Fund Spend ($)

Total spend = $1.9m




CHPS* Compound


Waiting area of CHPS*


Education Grant Beneficiaries



Maternity Block


Pre-School block


Pre-School Classroom


Mechanized Borehole

* Community-Based Health Planning and Services

SOCIAL | AGA HEALTH FOUNDATION (AGAHF) HOSPITAL



- With a bed capacity of 150, this is one of the largest referral Hospitals in the Ashanti Region; 395,000 patient visits annually (350,000 are outpatients)

- Accounts for 60% of all outpatient visits in the Obuasi East District, with estimated population of c.170,000 people

- Host communities account for 80% of all outpatients; 20% are AngloGold Ashanti Ghana and contractor employees

- Accessible to all members of the public and communities through Ghana's National Health Insurance Service

- Employs over 200 people, all of whom are Ghanaians

- Services include Primary Healthcare, Outpatient and In-patient Clinical Care, 24-hour Emergency Services, Comprehensive Occupational Health Services, Health Screening for mineworkers and communities, training of health personnel, blood donation drives, among others




HAS WEATHERED ALL OPERATIONAL CHALLENGES TO BRING LIFECHANGING BENEFITS TO MILLIONS OF PEOPLE



SOCIAL | AGA MALARIA CONTROL PROGRAMME (AGAMal) - ESTABLISHED 2005

This is a world-class example of a long-term public-private health partnership that has weathered all operational challenges to bring life-changing benefits to millions of people over the past two decades

- AGAMal currently has a partnership with the Global Fund to implement projects in 16 districts across Ghana
- Currently provides protection to c.1.1 million people (4% of Ghana's population), including residents of all prisons in Ghana
- Obuasi's malaria prevalence rate has reduced from 46% in 2006 to 0.9% in 2023; also resulting in large reductions in school and work absenteeism
- Programme includes Indoor Residual Spraying, Larvicide, Sanitation and was repurposed for COVID-19 disinfection during pandemic
- Provides employment to about 1,375 people annually





INDOOR
RESIDUAL
SPRAY
TRAINING
WALL

Reported Cases of Malaria at Edwin Cade Memorial Hospital/AGAHF (2005-2024)
No. of Malaria Cases
8000
7000
6000
5000
4000
3000
2000
1000
0
2005
2024
-97%
The programme has made significant progress, with tangible results:
Evidence of parasite prevalence
DECREASING
in children under five years



SOCIAL | AGA SCHOOLS AND KNUST OBUASI UNIVERSITY CAMPUS

- AngloGold Ashanti Schools established 1961
- Best-performing BECE* School in Ashanti Region since 2019
- 100% BECE passes since 2018 with average 85% Distinctions
- Three Presidential Independence Day Awards since 2019
- Student enrollment of 3,354
- 82% of student enrolment from host communities
- Employs 220 people

- Donated renovated North Mine properties to Kwame Nkrumah University of Science & Technology for satellite campus in 2019
- 2,575 students enrolled in 2023/24; first intake of 324 students graduated in 2023
- Employs 155 staff, including 69 senior members
- Courses include Bachelor’s degrees in Engineering, Admin., Midwifery, Nursing, Medical Laboratory Services, among others
- Improved economic activities – rental income for landowners, hostel operators, shop owners, food vendors and taxi drivers who provide services for the students and staff





AGA SCHOOL

KWAME NKRUMAH UNIVERSITY OF SCIENCE AND TECHNOLOGY
OBUASI CAMPUS

*Basic Education Examination Certificate

SOCIAL | ARTISANAL SMALL SCALE MINING STRATEGY



- Proposed project to improve local livelihoods by transforming ASM in Obuasi into a sustainable sector in formerly relinquished parts of concession

- Initial consultations with Minerals Commission and Solidaridad has established their alignment with the project concept and commitment to participate in implementation.

- Initiatives include:

  - Provision of mercury-free processing equipment (Gold Kacha)

  - University of Mines and Technology partnership to provide geological support to ASMs

  - Building capacity in responsible mining including licensing procedures, responsible processing methods, health and safety, and environmental management

- AngloGold Ashanti Ghana to provide support e.g. technical information/ interpretation, supplementary funding, governance input and monitoring

- Project will be co-designed and implemented through partnerships involving:

  - Minerals Commission - lead and own implementation

  - Solidaridad - mobilisation, coordination and governance

  - Obuasi Municipal Assembly - mobilisation

  - Obuasi East District Assembly - mobilisation

  - Traditional Authorities - mobilisation

  - Small Scale Miners Association - mobilisation



Gold Kacha – mercury free gold processing technology

SOCIAL | COMMUNITY INVESTMENT SPEND



OBUASI – TOTAL COMMUNITY INVESTMENT SPEND FROM 2019-2024 -- $11.4M

OBUASI COMMUNITY INVESTMENT SPEND ($m)

Year	Spend
2019	0.61
2020	2.30
2021	1.14
2022	1.55
2023	2.88
2024	2.91



www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@anglogoldashanti.com

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@anglogoldashanti.com

INVESTOR RELATIONS
General e-mail enquiries

Investors@anglogoldashanti.com